UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                  MAY 5, 2006

                       Commission File Number: 001-14534


                            PRECISION DRILLING TRUST
             (Exact name of registrant as specified in its charter)


                          4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                CANADA T2P 3Y7
                    (Address of principal executive offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F    Form 40-F    X

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes        No   X

      If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-   N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: May 5, 2006
                                     PRECISION DRILLING TRUST
                                     BY ITS ADMINISTRATOR PRECISION DRILLING
                                     CORPORATION


                                     By:   /s/ Darren Ruhr
                                     Name: Darren Ruhr
                                     Title:Corporate Secretary

Exhibit     Title

1 PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES WEBCAST OF ANNUAL MEETING OF UNITHOLDERS

(GRAPHIC OMITTED
LOGO - PRECISION DRILING CORPORATION)



                                  NEWS RELEASE


                      PRECISION DRILLING TRUST ANNOUNCES
                    WEBCAST OF ANNUAL MEETING OF UNITHOLDERS

Calgary, Alberta, Canada - May 5, 2006

Precision Drilling Trust ("Precision") will hold its Annual Meeting of Unitholders on Tuesday, May 9, 2006. The meeting will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, Canada, and will begin at 3:00 p.m. MT (5:00 p.m. ET).

A live webcast of the Annual Meeting will be accessible on Precision's website at www.precisiondrilling.com by selecting "Investor Relations", then "Webcasts". An archived recording of the webcast will also be available approximately two hours after the conclusion of the live event.

Precision Drilling Trust is Canada's largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

PRECISION IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE TRADING SYMBOL "PD.UN" AND IN U.S. DOLLARS "PD.U" AND ON THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "PDS".

FOR FURTHER INFORMATION PLEASE CONTACT DARREN RUHR, VICE PRESIDENT CORPORATE SERVICES AND CORPORATE SECRETARY OF PRECISION DRILLING CORPORATION, ADMINISTRATOR OF PRECISION DRILLING TRUST, 4200, 150 - 6TH AVENUE S.W., CALGARY, ALBERTA T2P 3Y7, TELEPHONE (403) 716-4500, FAX (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.